Exhibit 99.1

Balance Sheets

(in CHF thousands)

	Notes	As of June 30, 2020	As of December 31, 2019
ASSETS
Non-current assets
Property, plant and equipment	5	3,770	3,917
Right-of-use assets	6	2,040	2,255
Long-term financial assets	8	304	304
Total non-current assets		6,114	6,476

Current assets
Prepaid expenses	7	3,689	2,788
Accrued income	3	424	1,095
Other current receivables		567	304
Short-term financial assets	8	85,000	95,000
Cash and cash equivalents	8	177,464	193,587
Total current assets		267,144	292,774
Total assets		273,258	299,250

SHAREHOLDERS’ EQUITY AND LIABILITIES

Shareholders’ equity
Share capital		1,438	1,437
Share premium		346,634	346,526
Accumulated losses		(97,210)	(75,521)
Total shareholders’ equity		250,862	272,442

Non-current liabilities
Long-term lease liabilities	6	1,602	1,813
Net employee defined benefit liabilities		7,847	7,485
Total non-current liabilities		9,449	9,298

Current liabilities
Trade and other payables		1,442	142
Accrued expenses		9,339	11,797
Short-term deferred income	3	1,407	4,477
Short-term financing obligation	9	321	652
Short-term lease liabilities	6	438	442
Total current liabilities		12,947	17,510
Total liabilities		22,396	26,808
Total shareholders’ equity and liabilities		273,258	299,250

The accompanying notes form an integral part of these Interim Condensed Financial Statements (Unaudited).

Statements of Income/(Loss)

(in CHF thousands except for share and per share data)

		For the Three Months Ended June 30,		For the Six Months Ended June 30,
	Notes	2020	2019	2020	2019
Revenue
Contract revenue	3	1,278	1,511	13,689	76,553
Total revenue		1,278	1,511	13,689	76,553

Operating expenses
Research & development expenses		(12,809)	(12,700)	(28,018)	(24,293)
General & administrative expenses		(4,156)	(3,585)	(8,660)	(6,879)
Total operating expenses		(16,965)	(16,285)	(36,678)	(31,172)
Operating income/(loss)		(15,687)	(14,774)	(22,989)	45,381

Finance expense, net		(13)	(1,732)	(405)	(1,812)
Change in fair value of conversion feature		—	36	—	4,542
Interest income		17	75	78	164
Interest expense		(55)	(504)	(109)	(1,601)
Finance result, net	11	(51)	(2,125)	(436)	1,293

Income/(loss) before tax		(15,738)	(16,899)	(23,425)	46,674
Income tax expense		—	—	—	—
Income/(loss) for the period		(15,738)	(16,899)	(23,425)	46,674

Earnings/(loss) per share (EPS):	4
Basic income/(loss) for the period attributable to equity holders		(0.22)	(0.24)	(0.33)	0.67
Diluted income/(loss) for the period attributable to equity holders		(0.22)	(0.24)	(0.33)	0.67

Statements of Comprehensive Income/(Loss)	For the Three Months ended June 30,		For the Six Months ended June 30,
(in CHF thousands)	2020	2019	2020	2019

Income/(loss) for the period	(15,738)	(16,899)	(23,425)	46,674
Other comprehensive income/(loss) not to be reclassified to income or loss in subsequent periods (net of tax):
Re-measurement losses on defined benefit plans	—	—	—	—
Total comprehensive income/(loss), net of tax	(15,738)	(16,899)	(23,425)	46,674

The accompanying notes form an integral part of these Interim Condensed Financial Statements (Unaudited).

Statements of Changes in Equity

(in CHF thousands)

	Share capital	Share premium	Accumulated losses	Total
Balance as of January 1, 2019	1,351	298,149	(121,877)	177,623
Net income for the period	—	—	46,674	46,674
Other comprehensive income/(loss)	—	—	—	—
Total comprehensive income	—	—	46,674	46,674

Share-based payments	—	—	1,146	1,146
Issuance of shares:
Conversion of note agreement, net of transaction costs	73	47,705	—	47,778
Restricted share awards	—	113	(113)	—
Exercise of options, net of transaction costs	12	57	—	69
Balance as of June 30, 2019	1,436	346,024	(74,170)	273,290

	Share capital	Share premium	Accumulated losses	Total
Balance as of January 1, 2020	1,437	346,526	(75,521)	272,442
Net loss for the period	—	—	(23,425)	(23,425)
Other comprehensive income/(loss)	—	—	—	—
Total comprehensive income	—	—	(23,425)	(23,425)

Share-based payments	—	—	1,847	1,847
Issuance of shares:
Restricted share awards	—	111	(111)	—
Exercise of options	1	(3)	—	(2)
Balance as of June 30, 2020	1,438	346,634	(97,210)	250,862

The accompanying notes form an integral part of these Interim Condensed Financial Statements (Unaudited).

Statements of Cash Flows

(in CHF thousands)

		For the Six Months Ended June 30,
	Notes	2020	2019
Operating activities
Net income/(loss) for the period		(23,425)	46,674
Adjustments to reconcile net loss for the period to net cash flows:
Depreciation of property, plant and equipment	5	734	584
Depreciation of right-of-use assets	6	215	207
Finance expense, net	11	282	1,648
Share-based compensation expense		1,847	1,146
Change in net employee defined benefit liability		363	289
Change in fair value of conversion feature	11	—	(4,542)
Interest expense	11	109	1,601
Changes in working capital:
(Increase) in prepaid expenses	7	(951)	(553)
Decrease in accrued income		672	3,120
(Increase) in other current receivables		(263)	(838)
(Decrease) in accrued expenses		(2,348)	(2,085)
(Decrease)/Increase in deferred income	3	(3,071)	5,488
Increase/(Decrease) in trade and other payables		1,357	(1,861)
Cash provided by/(used in) operating activities		(24,479)	50,878
Interest income		78	164
Interest paid		(151)	(86)
Finance costs		(5)	(7)
Net cash flows provided by/(used in) operating activities		(24,557)	50,949

Investing activities
Short-term financial assets, net	8	10,000	(50,000)
Purchases of property, plant and equipment	5	(587)	(850)
Net cash flows provided by/(used in) investing activities		9,413	(50,850)

Financing activities
Repayment of short-term debt obligation	9	(263)	—
Principal payments of lease obligations	6	(215)	(206)
Proceeds from issuance of common shares		(3)	69
Proceeds from issuance of convertible loan		—	50,278
Transaction costs on issuance of shares		—	(510)
Proceeds from long-term financing		—	101
Net cash flows provided by/(used in) financing activities		(481)	49,732

Net (decrease)/increase in cash and cash equivalents		(15,625)	49,831

Cash and cash equivalents at January 1		193,587	156,462
Exchange loss on cash and cash equivalents		(498)	(558)
Cash and cash equivalents at June 30		177,464	205,735
Net increase/(decrease) in cash and cash equivalents		(15,625)	49,831

 Additional Information:

For the six months ended June 30, 2019, the Company settled its convertible loan via equity for CHF 48.3 million, gross of CHF 510 thousand for transaction costs.

The accompanying notes form an integral part of these Interim Condensed Financial Statements (Unaudited).

Notes to the Interim Condensed Financial Statements (Unaudited)
(in CHF thousands, except share and per share amounts)

1.	Corporate information

AC Immune SA (the “Company,” “AC Immune,” “ACIU,” “we,” “our,” “ours,” or “us”) is a clinical stage biopharmaceutical company leveraging our two proprietary technology platforms to discover, design and develop novel, proprietary medicines and diagnostics for prevention and treatment of neurodegenerative diseases associated with protein misfolding. Misfolded proteins are generally recognized as the leading cause of neurodegenerative diseases, such as Alzheimer’s disease, or AD, and Parkinson’s disease, or PD, with common mechanisms and drug targets, such as Abeta, Tau and alpha-synuclein. Our corporate strategy is founded upon a three-pillar approach that targets Alzheimer’s disease, non-Alzheimer’s neurodegenerative diseases including NeuroOrphan indications and diagnostics. We use our two unique proprietary platform technologies, SupraAntigen™ (conformation-specific biologics) and Morphomer™ (conformation-specific small molecules), to discover, design and develop novel medicines and diagnostics to target misfolded proteins.

The Interim Condensed Financial Statements of AC Immune SA as of and for the three and six months ended June 30, 2020, were authorized for issuance by the Company’s Audit and Finance Committee on August 4, 2020.

2.	Basis of preparation and changes to the Company’s accounting policies

Statement of compliance

These Interim Condensed Financial Statements as of and for the three and six months ended June 30, 2020, have been prepared in accordance with International Accounting Standard 34 (IAS 34), Interim Financial Reporting, and such financial information should be read in conjunction with the audited financial statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019, and any public announcements made by the Company during the interim reporting period.

Basis of measurement

The financial statements have been prepared under the historical cost convention.

Revenue recognition

The Company enters into licensing agreements which are within the scope of IFRS 15, under which it licenses certain rights to its product candidates and intellectual property (“IP”) to third parties. The terms of these arrangements typically include payment to the Company of one or more of the following: non-refundable, up-front license fees; development, regulatory and/or commercial milestone payments; payments for research and clinical services the Company provides through either its full-time employees or third-party vendors; and royalties on net sales of licensed products commercialized from the Company’s IP. Each of these payments results in license, collaboration and other revenues, which are classified as contract revenue on the statements of income/(loss), except for revenues from royalties on net sales of products commercialized from the Company’s IP, which are classified as royalty revenues.

Licenses of intellectual property: If the license to the Company’s intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, the Company recognizes revenues from non-refundable, upfront fees allocated to the license when the license is transferred to the customer and the customer is able to use and benefit from the license. For licenses that are sold in conjunction with a related service, the Company uses judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time. If the performance obligation is settled over time, the Company determines the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable, upfront fees. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

Milestone payments: At the inception of each arrangement that includes development, regulatory and/or commercial milestone payments, the Company evaluates whether the milestones are considered highly probable of being reached and estimates the amount to be included in the transaction price using the most likely amount method. If it is highly probable that a significant revenue reversal would not occur in future periods, the associated milestone value is included in the transaction price. These amounts for the performance obligations under the contract are recognized as they are satisfied. At the end of each subsequent reporting period, the Company re-evaluates the probability of achievement of such milestones and any related constraint, and if necessary, adjusts its estimate of the overall transaction price. Any such adjustments recorded would affect contract revenues and earnings in the period of adjustment.

Research and development services: The Company has certain arrangements with our collaboration partners that include contracting our full-time employees for research and development programs. The Company assesses if these services are considered distinct in the context of each contract and, if so, they are accounted for as separate performance obligations. These revenues are recorded in contract revenue as the services are performed.

Sublicense revenues: The Company has certain arrangements with our collaboration partners that include provisions for sublicensing. The Company recognizes any sublicense revenues at the point in time it is highly probable to obtain and not subject to reversal in the future.

Royalties: For arrangements that include sales-based royalties, including milestone payments based on the level of sales, and the license is deemed to be the predominant item to which the royalties relate, the Company recognizes revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). To date, the Company has not recognized any royalty revenue resulting from any of its licensing and collaboration agreements.

Contract balances: The Company receives payments and determines credit terms from its customers for its various performance obligations based on billing schedules established in each contract. The timing of revenue recognition, billings and cash collections results in billed other current receivables, accrued income (contract assets), and deferred income (contract liabilities) on the balance sheets. Amounts are recorded as other current receivables when the Company’s right to consideration is unconditional. The Company does not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between payment by the licensees and the transfer of the promised goods or services to the licensees will be one year or less.

Critical judgments and accounting estimates

The preparation of the Company’s Interim Condensed Financial Statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the amounts reported in the Interim Condensed Financial Statements and accompanying notes and the related application of accounting policies as it relates to the reported amounts of assets, liabilities, income and expenses.

The areas where AC Immune has had to make judgments, estimates and assumptions relate to (i) revenue recognition on licensing and collaboration agreements, (ii) clinical development accruals, (iii) net employee defined benefit liability, (iv) income taxes, (v) share-based compensation and (vi) right-of-use assets and lease liabilities. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised.

Accounting policies, new standards, interpretations and amendments adopted by the Company

The accounting policies adopted in the preparation of the Interim Condensed Financial Statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2019.

The Company has not adopted any other standard, interpretation or amendment that has been issued but is not yet effective. Such standards are not currently expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

Going concern

The Company believes it will be able to meet all of its obligations as they fall due for at least 12 months from June 30, 2020, after considering the Company’s cash position of CHF 177.5 million and short-term financial assets of CHF 85 million as of June 30, 2020. Hence, the unaudited Interim Condensed Financial Statements have been prepared on a going concern basis.

To date, the Company has financed its cash requirements primarily from its public offerings, share issuances and revenues from license and collaboration agreements. The Company is a clinical stage company and is exposed to all the risks inherent to establishing a business. Inherent to the Company’s business are various risks and uncertainties, including the substantial uncertainty as to whether current projects will succeed. The Company’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the biotech and pharmaceutical industry, (iii) successfully move its product candidates through clinical development, (iv) attract and retain key personnel and (v) acquire capital to support its operations.

In addition to the foregoing, based on the Company’s current assessment, the Company does not expect any material impact on its long-term development timeline, its liquidity or ability to remain a going concern due to the worldwide spread of the Covid-19 virus. The Company is continuing to assess the effect on its operations by carefully monitoring the spread of Covid-19 and taking appropriate steps intended to offset any negative impacts from the Covid-19 virus.

3.	Revenues

For the three and six months ended June 30, 2020, AC Immune generated revenues of CHF 1.3 million and CHF 13.7 million compared with CHF 1.5 million and CHF 76.6 million for the comparable periods in 2019, respectively. This represents a decrease of CHF 0.2 million and CHF 62.9 million, respectively.

	For the Three Months Ended June 30,
	2020	2019
Eli Lilly and Company	850	433
Genentech	—	—
Janssen	233	648
Life Molecular Imaging	—	—
Biogen	—	124
Other	195	306
Total contract revenue	1,278	1,511

	For the Six Months Ended June 30,
	2020	2019
Eli Lilly and Company	12,941	74,300
Genentech	—	—
Janssen	424	673
Life Molecular Imaging	—	—
Biogen	—	1,063
Other	324	517
Total contract revenue	13,689	76,553

The following table presents changes in the Company’s contract assets and liabilities during the six months ended June 30, 2020 and 2019:

	Balance at the beginning of the reporting period	Additions	Deductions	Balance at the end of the reporting period
	(in CHF thousands)
Six months ended June 30, 2020:
Accrued income	1,095	424	(1,095)	424
Deferred income	4,477	196	(3,266)	1,407

Six months ended June 30, 2019:
Accrued income	3,667	1,296	(4,416)	547
Deferred income	351	7,121	(1,628)	5,844

During the three and six months ended June 30, 2020 and 2019, the Company recognized the following revenues as a result of changes in the contract asset and the contract liability balances in the respective periods:

	For the Three Months Ended June 30,
	2020	2019
	(in CHF thousands)
Revenue recognized in the period from:
Amounts included in the contract liability at the beginning of the period	1,045	466
Performance obligations satisfied in previous periods	—	—

	For the Six Months Ended June 30,
	2020	2019
	(in CHF thousands)
Revenue recognized in the period from:
Amounts included in the contract liability at the beginning of the period	3,266	356
Performance obligations satisfied in previous periods	10,000	—

3.1	Licensing and collaboration agreements

 Morphomer Tau Small Molecule – 2018 license agreement with Eli Lilly and Company

In December 2018, we entered into an exclusive, worldwide licensing agreement with Eli Lilly and Company (“Lilly”) to research and develop Morphomer Tau small molecules for the treatment of Alzheimer’s disease and other neurodegenerative diseases. More specifically, this is an exclusive license with the right to grant sublicenses, under the ACIU Patents, the ACIU Know-How, and ACIU’s interests in the Joint Patents and the Joint Know-How to Exploit the Licensed Compounds and Licensed Products. The agreement became effective on January 23, 2019 (the “Effective Date”) when the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired. In September 2019, the Company and Lilly entered into the first amendment to divide the first discretionary milestone payment under the agreement of CHF 60 million into two installments with the first CHF 30 million paid in Q3 2019 and the second CHF 30 million to be paid on or before March 31, 2020 unless Lilly earlier terminates the agreement. In March 2020, the Company and Lilly entered into a second amendment to replace the second CHF 30 million to be paid on or before March 31, 2020 with two milestone payments, a CHF 10 million milestone payment to be paid on or before March 31, 2020 and a CHF 60 million milestone payment following the first patient dosed in a Phase 2 clinical study of a licensed product in the U.S. or European Union.

Per the terms of the agreement, the Company received an initial upfront payment of CHF 80 million in Q1 2019 for the rights granted by the Company to Lilly. The Company is conducting the development of ACI-3024, our lead candidate from our Morphomer Tau small molecules program through the completion of Phase 1, which commenced in the first half of 2019. Lilly will lead and fund further clinical development and will retain global commercialization rights for all indications, including Alzheimer’s disease, progressive supranuclear palsy and other neurodegenerative diseases. As it relates to our lead compound, ACI-3024, Lilly will lead development after the completion of Phase 1 and retain commercialization rights. As of June 30, 2020, Lilly is engaged in certain Preclinical activities of its own as defined in the agreement, which are intended to provide further data in support of the Phase 2 clinical study design.

Per the terms of the agreement, the Company may become eligible to receive additional milestone payments totaling up to approximately CHF 880 million for clinical and regulatory milestones and CHF 900 million upon achievement of certain commercial milestones. In addition to milestones, we will be eligible to receive royalties on sales at a percentage rate ranging from the low-double digits to the mid-teens. The agreement will terminate by the date of expiration of the last royalty term for the last licensed product. However, under the terms of the agreement, Lilly may terminate the agreement at any time after March 31, 2020 by providing three months’ notice to us.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Lilly is a customer. The Company identified the following significant performance obligations under the contract (i) a right-of-use license and (ii) research and development activities outlined in the development plan. Per the agreement, the Company is responsible for the preclinical and Phase 1 activities, which the Company determined are distinct and capable of being completed by Lilly or a third party. Preclinical activities for which AC Immune was responsible prior to their completion in Q2 2019 included final manufacturing of materials for use in the Phase 1 and regulatory submission of the protocols. For the current Phase 1, AC Immune is responsible for leading the study design, obtaining relevant regulatory agency approvals, arranging necessary third party contracts, completing patient selection, ensuring patient treatment, following up with patients, drafting the clinical study report development and other relevant clinical activities to ensure that the primary objective of the study is completed. The Company used CMOs for certain of its preclinical activities and is currently using CROs to complete certain Phase 1 activities.

The Company’s preclinical and Phase 1 activities do not represent integrated services with the licensed IP for which Lilly contracted. Lilly purchased a license to the Company’s Tau therapeutic small molecule program, which was delivered at commencement of the agreement and AC Immune’s preclinical and Phase 1 activities do not affect the form or functionality of this license. The Company’s objective of the current Phase 1 activity is to assess safety and tolerability and does not modify or customize the lead compound and the completion of these preclinical and Phase 1 activities does not affect the licensed IP.

Finally, per the agreement, each party has three representatives in a joint steering committee (“JSC”); depending upon the agenda, additional field experts can attend the JSC to provide the technical and scientific contribution required. The JSC meets on a regular basis depending on agreements between the representatives. The JSC is responsible for (i) serving as the forum to discuss, review and approve certain activities by reviewing and discussing the development progress and updates to make, (ii) discuss, review and approve all amendments to the global development plan, (iii) periodically serve as a forum to discuss and review commercialization of licensed products and (iv) review and approve reports related to development costs among other activities. The JSC is intended to ensure that communication between the parties remains consistent and that the development plan is both agreed to and progressing as intended.

The valuation of each performance obligation involves estimates and assumptions with revenue recognition timing to be determined either by delivery or the provision of services.

The Company used the residual approach to estimate the selling price for the right-of-use license and an expected cost plus margin approach for estimating the research and development activities. The right-of-use license was delivered on the effective date. The research and development activities are expected to be delivered over time as the services are performed. For these services, revenue will be recognized over time using the input method, based on costs incurred to perform the services, since the level of costs incurred over time is thought to best reflect the transfer of services to Lilly. The Company determined the value of the research and development activities to be CHF 6.9 million and deferred this balance from the effective date. As of June 30, 2020, the Company has cumulatively recognized CHF 5.5 million in revenue, resulting in a deferred income (contract liability) balance of CHF 1.4 million which is all classified on the balance sheet as current within “short-term deferred income.” The remaining CHF 73.1 million from the upfront payment was allocated to the right-of-use license and recognized on the effective date.

At inception of the agreement, none of the clinical, regulatory or commercial milestones had been included in the transaction price, as all milestone amounts were fully constrained. As acknowledged in the first and second amendments completed between the Company and Lilly in Q3 2019 and Q1 2020, respectively, the

Company earned and received a CHF 30 million and a CHF 10 million milestone payment related to the right-of-use license for IP. The Company recognized contract revenues in Q3 2019 and Q1 2020, respectively as there were no further constraints related to this milestone. In assessing that future clinical, regulatory or commercial milestones are fully constrained, the Company considered numerous factors to determine that these milestones are not highly probable to obtain, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials and the licensee’s efforts. Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur as they were determined to relate predominantly to the license granted to Lilly and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

For the three months ended June 30, 2020, and 2019, we have recognized CHF 0.9 million and CHF 0.4 million, respectively. For the six months ended June 30, 2020, and 2019, we have recognized CHF 12.9 million and CHF 74.3 million, respectively.

Anti-Abeta antibody – 2006 agreement with Genentech, a member of the Roche group

In November 2006, we signed an exclusive, worldwide licensing agreement for crenezumab, our humanized monoclonal therapeutic antibody targeting misfolded Abeta. The agreement was amended in March 2009, January 2013, May 2014 and May 2015. The agreement also provides for the development of a second therapeutic product for a non-Alzheimer’s disease indication based on the same intellectual property and anti-Abeta antibody compound. The value of this partnership is potentially greater than USD 340 (CHF 327) million.

The term of the agreement commenced on the effective date and, unless sooner terminated by mutual agreement or pursuant to any other provision of the agreement, terminates on the date on which all obligations between the Parties with respect to the payment of milestones or royalties with respect to licensed products have passed or expired. Either party may terminate the agreement for any material breach by the other Party, provided a cure period of 90 days from the date that notice is given.

Genentech commenced a first Phase 3 clinical study in March 2016 for crenezumab (CREAD). In March 2017, Genentech started a second Phase 3 clinical trial (CREAD 2). Since 2013, crenezumab is also studied in a Phase 2 trial in individuals who carry the PSEN1 E280A autosomal dominant mutation and do not meet the criteria for mild cognitive impairment due to AD or dementia due to Alzheimer’s disease and are, thus, in a preclinical phase of Alzheimer’s disease (autosomal dominant Alzheimer’s disease (ADAD)). In 2019, Genentech initiated a Tau positron emission tomography (PET) substudy to the ongoing Phase 2 trial in ADAD to evaluate the effect of crenezumab on Tau burden, which may also increase the understanding of disease progression in the preclinical stage of ADAD.

If crenezumab receives regulatory approval, we will be entitled to receive royalties that are tied to annual sales volumes with different royalty rates applicable in the U.S. and Europe. To date, we have received total milestone payments of USD 65 (CHF 70.1) million comprised of a USD 25 (CHF 31.6) million upfront payment and USD 40 (CHF 38.2) million for clinical development milestones achieved all prior to January 1, 2017. Genentech may terminate the agreement at any time by providing three months’ notice to us. In such event all costs incurred are still refundable.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Genentech is a customer. The Company identified the following performance obligations under the contract (i) a right-of-use license and (ii) conduct of research under a research plan. The Company considered the research and development capabilities of Genentech and Genentech’s right to sublicense to conclude that the license has stand-alone functionality and is distinct. The Company’s obligation to perform research does not significantly impact or modify the licenses’ granted functionality.

At execution of the agreement, the transaction price included the USD 25 (CHF 31.6) million upfront consideration received. At inception, none of the clinical or regulatory milestones had been included in the transaction price, as all milestone amounts were fully constrained. The Company has received three milestone payments since inception totaling USD 40 (CHF 38.2) million. The Company could receive greater than USD 275 (CHF 265) million or more for further regulatory milestones for this exclusive, worldwide alliance. In assessing that future regulatory milestones are fully constrained, the Company considered numerous factors, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials and the licensee’s efforts. Any consideration related to royalties will be recognized when the related sales occur as they were determined to relate predominantly to the license granted to Genentech and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

On January 30, 2019, we announced that Roche, the parent of Genentech, is discontinuing the CREAD and CREAD 2 (BN29552 and BN29553) Phase 3 studies of crenezumab in people with prodromal to mild sporadic AD. The decision came after an interim analysis conducted by the Independent Data Monitoring Center (“IDMC”) indicated that crenezumab was unlikely to meet its primary endpoint of change from baseline in Clinical Dementia Rating-Sum of Boxes (CDR-SB) Score. This decision was not related to the safety of the investigational product. No safety signals for crenezumab were observed in this analysis and the overall safety profile was similar to that seen in previous trials.

Crenezumab continues to be studied in the Phase 2 preventive trial, which began in 2013, of cognitively healthy individuals in Columbia who carry the PSEN1 E280A autosomal dominant mutation and are in a preclinical phase of ADAD. This study will determine if treating people carrying this mutation with crenezumab prior to the onset of AD symptoms will slow or prevent the decline of cognitive and functional abilities.

For the three and six months ended June 30, 2020, and 2019, respectively, we have recognized no revenues from this arrangement.

Anti-Tau antibody in Alzheimer’s disease – 2012 agreement with Genentech

In June 2012, we entered into a second agreement with Genentech to research, develop and commercialize our anti-Tau antibodies for use as immunotherapeutics and diagnostics. The agreement was amended in December 2015. The value of this exclusive, worldwide alliance is potentially greater than CHF 400 million and includes upfront and clinical, regulatory and commercial milestone payments. In addition to milestones, we will be eligible to receive royalties on sales at a percentage rate ranging from the mid-single digits to the high-single digits. The agreement also provides for collaboration on at least an additional therapeutic indication outside of Alzheimer’s disease built on the same anti-Tau antibody program as well as anti-Tau diagnostic products for Alzheimer’s disease.

The term of the agreement commenced on the effective date and, unless sooner terminated by mutual agreement or pursuant to any other provision of the agreement, terminates on the date on which all obligations between the Parties with respect to the payment of milestones or royalties with respect to licensed products have passed or expired. Either party may terminate the agreement for any material breach by the other Party, provided a cure period of 90 days from the date that notice is given.

To date, we have received payments totaling CHF 59 million, including a CHF 14 million milestone payment received and recognized in Q4 2017 associated with the first patient dosing in a Phase 2 clinical trial for Alzheimer’s disease with an anti-Tau monoclonal antibody known as semorinemab, a CHF 14 million milestone payment recognized in Q2 2016 and received in July 2016, associated with the announcement of the commencement of the Phase 1 clinical study of semorinemab and a CHF 14 million milestone payment received in 2015 in connection with the ED-GO decision. As we met all performance obligations on reaching these milestones, we have recognized revenue in the respective periods. Genentech may terminate the agreement at any time by providing three months’ notice to us.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Genentech is a customer. The Company identified the following performance obligations under the contract (i) a right-of-use license and (ii) conduct of research under a research plan. The Company considered the research and development capabilities of Genentech and Genentech’s right to sublicense to conclude that the license has stand-alone functionality and is distinct. The Company’s obligation to perform research does not significantly impact or modify the licenses’ granted functionality.

At execution of the agreement, the transaction price included CHF 17 million upfront consideration received. At inception, none of the clinical or regulatory milestones had been included in the transaction price, as all milestone amounts were fully constrained. The Company has received three milestones since inception totaling CHF 42 million. The Company could also receive up to an additional CHF 368.5 million in clinical, regulatory and commercial milestones. In assessing that future clinical, regulatory or commercial milestones are fully constrained, the Company considered numerous factors, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials. Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur as they were determined to relate predominantly to the license granted to Genentech and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

For the three and six months ended June 30, 2020, and 2019, respectively, we have recognized no revenues from this arrangement.

Tau Vaccine– 2014 agreement with Janssen Pharmaceuticals

In December 2014, we entered into an agreement with Janssen Pharmaceuticals, Inc. (“Janssen”) one of the Janssen Pharmaceutical Companies of Johnson & Johnson, to develop and commercialize therapeutic anti-Tau vaccines for the treatment of Alzheimer’s disease and potentially other Tauopathies. The value of this partnership is potentially up to CHF 500 million and includes upfront and clinical, regulatory and commercial milestones. In addition to milestones, we will be eligible to receive royalties on sales at a percentage rate ranging from the low-double digits to the mid-teens. In April 2016, July 2017, January 2019 and November 2019, the companies entered into the First, Second, Third and Fourth amendments, respectively. These amendments allow for the alignment of certain payment and activity provisions with the Development Plan and Research Plan activities. We and Janssen are co-developing second generation lead therapeutic vaccines, ACI-35.030 and JACI-35.054, through Phase 1b/2a completion. AC Immune and Janssen are jointly sharing research and development costs until the completion of the first Phase 2b. From Phase 2b and onwards, Janssen will assume responsibility for the clinical development, manufacturing and commercialization of the second generation vaccines.

Under the terms of the agreement, Janssen may terminate the agreement at any time after completion of the first Phase 1b clinical study in 2016 by providing 90 days’ notice to us. If not otherwise terminated, the agreement shall continue until the expiration of all royalty obligations as outlined in the contract.

The agreement also allows for the expansion to a second indication based on the same anti-Tau vaccine program and based on intellectual property related to this program.

The Company received a CHF 25.9 million upfront, non-refundable license fee which we recognized as revenue in 2014. In May 2016, we received a CHF 4.9 million payment for reaching a clinical milestone in the first Phase 1b study. As we met all performance obligations on reaching the milestone, we have recognized this income as revenue.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Janssen is a customer. The Company identified the following performance obligations under the contract (i) a right-of-use license and (ii) research and development services including a Development and CMC work plan. The Company considered the research and development capabilities of Janssen, Janssen’s right to sublicense, and the fact that the research and development services are not proprietary and can be provided by other vendors, to conclude that the license has stand-alone functionality and is distinct. The Company’s obligation to perform research and development services does not significantly impact or modify the licenses’ granted functionality. Based on these assessments, the Company identified the license and the research and development services as the performance obligations at the inception of the arrangement, which were deemed to be distinct in the context of the contract.

At execution of the agreement, the transaction price included only the CHF 25.9 million upfront consideration received. At inception, none of the clinical, regulatory or commercial milestones has been included in the transaction price, as all milestone amounts were fully constrained. The Company did receive a CHF 4.9 million payment for reaching a clinical milestone in the first Phase 1b study in May 2016. The Company could also receive up to more than CHF 458 million in clinical, regulatory and commercial milestones as well as tiered, low-double digit to mid-teen royalties on aggregate net sales of products. In assessing that future clinical, regulatory or commercial milestones are fully constrained, the Company considered numerous factors to determine that these milestones are not highly probable to obtain, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials and the licensee’s efforts. Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur as they were determined to relate predominantly to the license granted to Janssen and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

For the three months ended June 30, 2020, and 2019, we have recognized CHF 0.2 million and CHF 0.6 million, respectively. For the six months ended June 30, 2020, and 2019, we have recognized CHF 0.4 million and CHF 0.7 million, respectively.

Tau-PET imaging agent –2014 agreement with Life Molecular Imaging (formerly Piramal Imaging SA)

In May 2014, we entered into an agreement, our first diagnostic partnership, with Life Molecular, the former Piramal Imaging SA. The partnership with Life Molecular is an exclusive, worldwide licensing agreement for the research, development and commercialization of the Company’s Tau protein PET tracers supporting the early diagnosis and clinical management of Alzheimer’s disease and other Tau-related disorders and includes upfront and sales milestone payments totaling up to EUR 159 (CHF 172) million, plus royalties on sales at a percentage rate ranging from mid-single digits to low double digits. Life Molecular may terminate the LCA at any time by providing three months’ notice to us.

In connection with this agreement, AC Immune received a EUR 500 (CHF 664) thousand payment which was fully recognized in 2015. In Q1 2017, we recorded a EUR 1 (CHF 1.1) million milestone related to the initiation of “Part B” of the first-in-man Phase 1 study. In Q3 2019, the Company recognized EUR 2 (CHF 2.2) million in connection with the initiation of a Phase 2 Trial of Tau-PET Tracer in patients with mild cognitive impairment (MCI) and mild to moderate Alzheimer’s disease in comparison with non-demented control (NDC) participants. The Company is eligible to receive variable consideration related to the achievement of certain clinical milestones totaling EUR 8 (CHF 9) million should the compound make it through Phase 3 clinical studies. We are also eligible to receive potential regulatory and sales based milestones totaling EUR 148 (CHF 160) million. Finally, the Company is eligible for royalties from the mid-single digits to low-double digits.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Life Molecular is a customer. The Company has identified that the right-of-use license is the only performance obligation. The Company determined the transaction price based on the defined terms allocated to the performance obligation specified in the contract.

The upfront payment constitutes the amount of consideration to be included in the transaction price and has been allocated to the license. None of the clinical, regulatory and commercial milestones have been included in the transaction price as these variable consideration elements are considered fully constrained. As part of its evaluation of the constraint, the Company considered numerous factors, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials and the licensee’s efforts.

Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur as these amounts have been determined to relate predominantly to the license granted to Life Molecular and therefore are recognized at the later of when the performance obligation is satisfied or the related sales occur. The Company considered Life Molecular’s right to sublicense and develop the Tau protein PET tracers, and the fact that Life Molecular could perform the research and development work themselves within the license term without AC Immune, to conclude that the license has stand-alone functionality and is distinct. The Company believes that the contracted amount represents the fair value. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

For the three and six months ended June 30, 2020, and 2019, respectively, the Company has recognized no revenues from this agreement.

Alpha-synuclein and TDP-43 PET tracers in AD – 2016 agreement with Biogen

On April 13, 2016, we entered into a non-exclusive research collaboration agreement with Biogen International GmbH, or Biogen. Under the agreement, we and Biogen have agreed to collaborate in the research and early clinical development of our alpha-synuclein PET tracer program for Parkinson’s disease and other synucleinopathies, and a second program for the identification, research and development of novel PET ligands against TDP-43, a protein recently linked to neurodegeneration in diseases such as amyotrophic lateral sclerosis. In addition, we have agreed to share the costs of the collaboration, with Biogen primarily funding the majority of research costs, subject to a cap, which includes an upfront technology access fee and funding towards research and development personnel. We own all intellectual property rights to any invention relating to alpha-synuclein or TDP-43 PET tracers.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Biogen is a customer. The Company has identified two performance obligations in our Biogen collaboration (i) technology access fee and (ii) research and development services. The Company determined the transaction price based on the defined terms allocated to each performance obligation specified in the contract. In instances where the Company is reimbursed for research and development contributions procured from third parties such as negotiated terms with clinical research organizations, AC Immune records revenues for such services as it is acting as a principal in procuring the goods or services. The Company has the primary responsibility for fulfilling the promise to provide the specified good or service, it has inventory risk before transfer to the customer and it has discretion in negotiating the price with third parties. For other research and development services, revenues are recognized as work is performed, which correspond with, and best depict the transfer of control to the customer in line with the terms outlined in the contract.

For the three months ended June 30, 2020, and 2019, the Company has recognized nil and CHF 0.1 million, respectively. For the six months ended June 30, 2020, and 2019, the Company has recognized nil and CHF 1.1 million, respectively. This collaboration concluded on April 13, 2019.

Grants from the Michael J. Fox Foundation

On September 16, 2017, we formally signed a grant continuation with the Michael J. Fox Foundation for Parkinson’s disease research (“MJFF”). This grant provides funds for the development of PET tracers for pathological forms of the protein alpha-synuclein, to support the early diagnosis and clinical management of Parkinson’s disease. We have since received two additional grants. The first in November 2018 was to conduct a first-in-human (“FiH”) study in 2019. This grant aimed to facilitate the execution of a FiH study for a potential alpha-synuclein-PET tracer (“PET tracer”) with the current lead compound. The second in Q3 2019 is a supplement for the further development of the PET tracer. The Company retains its intellectual property rights for these alpha-synuclein-PET tracers.

In May 2020, the Company received a USD 3.2 (CHF 3.1) million award from the MJFF’s Ken Griffin Alpha-synuclein Imaging Competition. As part of this grant, AC Immune is eligible to receive USD 2.5 (CHF 2.4) million directly from the MJFF. The clinical arm of the project will be conducted in partnership with Lund University and Skåne University Hospital (“Skåne”) in Sweden. Skåne will receive USD 0.7 (CHF 0.7) million of the total grant directly from the MJFF over two years to support the clinical arm of the project.

The MJFF expects that AC Immune and Skåne will complete tasks according to the agreed timelines. AC Immune’s funding is variable depending on the satisfactory achievement of these specific tasks within a specific period of time. The Company has recognized no revenues from this award during the period.

In the three months ended June 30, 2020, the Company recognized the remainder of grant revenue from its prior August 2019 grant totaling CHF 0.2 million.

For the three months ended June 30, 2020, and 2019, the Company has recognized CHF 0.2 million and CHF 0.1 million, respectively. For the six months ended June 30, 2020, and 2019, the Company has recognized CHF 0.3 million and CHF 0.2 million, respectively.

4.	Earnings per share

	For the Three Months Ended June 30,
	2020	2019
in CHF thousands except for share and per share data
Loss per share (EPS):
Numerator:
Net loss attributable to equity holders of the Company	(15,738)	(16,899)
Denominator:
Weighted-average number of shares outstanding used to compute EPS basic and diluted attributable to equity holders	71,875,102	70,764,091
Basic and diluted loss per share for the period attributable to equity holders	(0.22)	(0.24)

	For the Six Months Ended June 30,
	2020	2019
in CHF thousands except for share and per share data
Basic income/(loss) per share (EPS):
Numerator:
Net income/(loss) attributable to equity holders of the Company	(23,425)	46,674
Denominator:
Weighted-average number of shares outstanding – basic to equity holders	71,869,658	69,351,363
Basic income/(loss) per share for the period attributable to equity holders	(0.33)	0.67

Diluted income/(loss) per share (EPS)
Numerator:
Net income/(loss) attributable to equity holders of the Company	(23,425)	46,674
Denominator:
Weighted-average number of shares outstanding to equity holders	71,869,658	69,351,363
Effect of dilutive securities from equity incentive plans	—	494,495
Weighted-average number of shares outstanding – diluted to equity holders	71,869,658	69,845,858
Diluted income/(loss) per share for the period attributable to equity holders	(0.33)	0.67

Potentially dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows:

	For the Three Months Ended June 30,
	2020	2019
Share options issued and outstanding	324,422	335,958
Restricted share awards subject to future vesting	160,396	97,642
Convertible shares	—	993,222

	For the Six Months Ended June 30,
	2020	2019
Share options issued and outstanding	325,828	770,068
Restricted share awards subject to future vesting	157,296	—
Convertible shares	—	1,837,625

5.	Property, plant and equipment

	As of June 30, 2020
	Furniture	IT Equipment	Lab Equipment	Leasehold Improvements	Total
in CHF thousands
Acquisition Cost:
Balance at December 31, 2019	158	1,187	6,698	402	8,445
Acquisitions	84	91	392	20	587
Balance at June 30, 2020	242	1,278	7,090	422	9,032

Accumulated depreciation:
Balance at December 31, 2019	(68)	(627)	(3,619)	(214)	(4,528)
Depreciation expense	(12)	(165)	(524)	(33)	(734)
Balance at June 30, 2020	(80)	(792)	(4,143)	(247)	(5,262)

Carrying Amount:
December 31, 2019	90	560	3,079	188	3,917
June 30, 2020	162	486	2,947	175	3,770

The Company continues to enhance its laboratory equipment to support its research and development functions. This effort has continued since the year ended December 31, 2019, with CHF 0.5 million invested in lab and IT equipment representing a 6.1% increase. This is consistent with the Company’s long-term strategic plan.

6.	Right-of-use assets and lease liabilities

The Company did not recognize additions of right-of-use of leased assets for buildings or for office equipment for the six months ended June 30, 2020.

Regarding lease liabilities, the amortization depends on the rate implicit in the contract or the incremental borrowing rate for the respective lease component. The weighted averages of the incremental borrowing rates are 2.5% for buildings, 4.2% for office equipment and 2.6% for IT equipment, respectively.

The following table shows the movements in the net book values of right-of-use of leased assets for the six months ended June 30, 2020:

	Buildings	Office Equipment	IT Equipment	Total
in CHF thousands
Balance as of December 31, 2019	2,106	81	68	2,255
Additions	—	—	—	—
Disposals	—	—	—	—
Depreciation	(199)	(9)	(7)	(215)
Balance as of June 30, 2020	1,907	72	61	2,040

Overall, IFRS 16 was cash flow neutral for the Company. There are no variable lease payments which are not included in the measurement of lease obligations. All extension options have been included in the measurement of lease obligations.

For the three and six months ended June 30, 2020, and 2019, the impact on the Company’s statements of income/(loss) and statements of cash flows is as follows:

	For the Three Months Ended June 30,
in CHF thousands	2020	2019
Statements of income/(loss)
Depreciation of right-of-use assets	107	104
Interest expense on lease liabilities	14	13
Expense for short-term leases and leases of low value	142	142
Total	263	259

Statements of cash flows
Total cash outflow for leases	263	259

	For the Six Months Ended June 30,
in CHF thousands	2020	2019
Statements of income/(loss)
Depreciation of right-of-use assets	215	207
Interest expense on lease liabilities	28	27
Expense for short-term leases and leases of low value	282	283
Total	525	517

Statements of cash flows
Total cash outflow for leases	525	517

The Company’s statements of cash flow were impacted by a shift from cash generated from operations of CHF 0.2 million and CHF 0.2 million to the net cash used in financing activities, for the six months ended June 30, 2020, and 2019, respectively.

The following table presents the contractual undiscounted cash flows for lease obligations as of June 30, 2020:

in CHF thousands	As of June 30, 2020
Less than one year	489
1-3 years	978
3-5 years	712
Total	2,179

7.	Prepaid expenses

Prepaid expenses include prepaid research and development costs, administrative costs and net employee defined benefit liability expenses totaling CHF 3.7 million and CHF 2.8 million as of June 30, 2020 and December 31, 2019, respectively.

8.	Cash and cash equivalents and financial assets

The following table summarizes the Company’s cash and cash equivalents and short-term financial assets as of June 30, 2020 and December 31, 2019:

	As of
	June 30, 2020	December 31, 2019
	(in CHF thousands)
Cash and cash equivalents	177,464	193,587
Total	177,464	193,587

	As of
	June 30, 2020	December 31, 2019
	(in CHF thousands)
Short-term financial assets due in one year or less	85,000	95,000
Total	85,000	95,000

The Company also has two deposits in escrow accounts totaling CHF 0.3 million for the lease of the Company’s premises as of June 30, 2020 and December 31, 2019, respectively.

9.	Financing obligation

On January 4, 2016, September 13, 2016 and January 26, 2018 for fiscal years 2016, 2017 and 2018, respectively, AC Immune obtained separate funding commitment notices from the LuMind Research Down Syndrome Foundation (“LuMind”) totaling USD 200 thousand in each instance. Per the Research Grant Agreement, AC Immune has an obligation to reimburse LuMind for an amount equal to 125% of the then funding commitment made by LuMind to AC Immune.

In Q4 2018, LuMind and the Company modified the repayment terms in an effort to fund a Down Syndrome Clinical Trials Network. The repayment terms were modified such that the Company will repay the outstanding balance in three installments in 2018, 2019 and 2020, with the total repayment to equal the total the Company is to receive in funding with the additional 25% interest.

As of June 30, 2020 and December 31, 2019, the Company has recorded in current liabilities a short-term financing obligation of USD 333 (CHF 321) thousand and USD 667 (CHF 652) thousand, respectively.

10.	Fair value measurements

The Company settled its two foreign currency exchange rate contracts in Q2 2020.

11.	Finance result, net

For the three months ended June 30, 2020, and 2019, the Company recorded CHF 0.1 million and CHF 2.1 million in net financial losses, respectively. For the three months ended June 30, 2020, the Company recorded less than CHF 0.1 million in foreign currency losses. For the three months ended June 30, 2019, the Company recorded a CHF 1.2 million loss on the settlement of a convertible loan with Lilly and the recognition of CHF 0.4 million in effective interest to amortize the host debt per the convertible loan due to Lilly. These transactions were not repeated in the current period.

For the six months ended June 30, 2020, and 2019, the Company recorded CHF 0.4 million and CHF 1.3 million in net financial losses and gains, respectively. For the six months ended June 30, 2020, the Company recorded a CHF 0.5 million foreign currency loss and CHF 0.1 million in interest charges. For the six months ended June 30, 2019, the Company recorded a CHF 4.5 million gain on the conversion feature of the convertible loan due to Lilly. This gain was offset by CHF 1.4 million of effective interest recorded to amortize the host debt per the convertible loan due to Lilly. These transactions were not repeated in the current period.

12.	Subsequent events

Management has evaluated subsequent events after the balance sheet date, through the issuance of these Interim Condensed Financial Statements, for appropriate accounting and disclosures. The Company has determined that there were no other such events that warrant disclosure or recognition in these Interim Condensed Financial Statements.